UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Tritium DCFC Limited

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

Q9225T108

(CUSIP Number)

David T. Mittelman

Andrew S. Reilly

Rimon, P.C.

423 Washington Street, Suite 600

San Francisco, CA 94111

(415) 683-5472

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2022

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. Q9225T108

1	NAMES OF REPORTING PERSONS St Baker Energy Holdings Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,135,194
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,135,194
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,135,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. Q9225T108

1	NAMES OF REPORTING PERSONS Trevor St Baker AO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,010,820
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,010,820
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,010,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 2 amends and supplements the initial Schedule 13D filed by the Reporting Persons with the SEC on October 25, 2022 as amended October 25, 2022 (as amended hereby, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As of the filing date of this Amendment No. 2, the information contained in lines 7 through 11 and 13 of the cover pages of this Amendment No. 2 is incorporated herein by reference. The percentage ownership reflected in line 13 of the cover pages is based on 153,255,387 Ordinary Shares outstanding as of October 15, 2022, the most recent publicly reported amount of the Issuer’s Ordinary Shares as reported in the Issuer’s Registration Statement on Form F-1 (File No. 333-268037) filed October 28, 2022 with SEC.

On October 31, 2022, St Baker Energy acquired 200,000 Ordinary Shares on the open market at a volume-weighted average (“VWAP”) price of $1.9715, based upon a low and high daily sales prices of Ordinary Shares ranging from $1.90 to $2.085. On November 1, 2022, St Baker Energy acquired 200,000 Ordinary Shares on the open market at a VWAP price of $2.0205, based upon a low and high daily sales prices of Ordinary Shares ranging from $1.93 to $2.1281. On November 2, 2022, St Baker Energy acquired 250,000 Ordinary Shares on the open market at a VWAP price of $1.9558, based upon a low and high daily sales prices of Ordinary Shares ranging from $1.82 to $2.08. On November 3, 2022, St Baker Energy acquired 300,000 Ordinary Shares on the open market at a VWAP price of $1.7235, based upon a low and high daily sales prices of Ordinary Shares ranging from $1.6 to $1.9. On November 4, 2022, St Baker Energy acquired 500,000 Ordinary Shares on the open market at a VWAP price of $1.6867, based upon a low and high daily sales prices of Ordinary Shares ranging from $1.63 to $1.75. On November 7, 2022, St Baker Energy acquired 750,000 Ordinary Shares on the open market at a VWAP price of $1.7602, based upon a low and high daily sales prices of Ordinary Shares ranging from $1.66 to $1.83. On November 8, 2022, St Baker Energy acquired 800,000 Ordinary Shares on the open market at a VWAP price of $1.8540, based upon a low and high daily sales prices of Ordinary Shares ranging from $1.78 to $1.9395. The Reporting Persons undertake to provide the Issuer, any shareholder of the Issuer, or the staff of the SEC, upon request, full information, to the extent known by or available to the Reporting Persons, regarding the number of Ordinary Shares sold at each separate price within the ranges set forth in this paragraph.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2022

St Baker Energy Holdings Pty Ltd

By:	/s/ Trevor St Baker AO
Name:	Trevor St Baker AO
Title:	Director

TREVOR ST BAKER AO

By:	/s/ Trevor St Baker AO
Name:	Trevor St Baker AO